Exhibit 99.35

Torex Gold Reports Q3 2025 Results

Excellent operational results drive return to strong quarterly free cash flow, demonstrating the forward value-generating potential of Morelos

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - November 5, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) reports the Company’s financial and operational results for the three and nine months ended September 30, 2025. Torex will host a conference call tomorrow morning at 9:00 AM (ET) to discuss the results.

Jody Kuzenko, President & CEO of Torex, stated:

“The third quarter marked a key turning point for Morelos as we returned to steady-state production levels following the completion of our Media Luna Project and pivoted back to positive free cash flow1. The $113 million generated in free cash flow, supported by excellent operational performance, resulted in an all-in sustaining costs margin1 in excess of 50%. These results demonstrate the forward potential of Morelos, which will be further bolstered by the continued ramp-up of Media Luna, first production from EPO by late 2026, and continued drill-bit success across the whole property.

“The inflection point back to free cash flow, combined with the ramp up success and operational stability we have achieved, supported our decision to announce our initial return of capital policy - marked by an inaugural quarterly dividend C$0.15 per share as well as a plan to execute on share buybacks opportunistically, with C$10 million of shares already repurchased during the quarter.

“With strong operational momentum and payable quarterly production of 119,034 gold equivalent ounces (“oz AuEq”) at market prices this quarter, we are on pace to achieve the low end of our guided production range of 400,000 to 450,000 oz AuEq at guidance metal prices. Work is ongoing to optimize costs and drive efficiencies to further improve our all-in sustaining cost1 profile as the Media Luna mine continues to ramp up, putting us on plan to deliver on our full-year guided range of $1,400 to $1,600 per ounce sold at guided metal prices.

“As we finish off what can only be described as a pivotal year for Torex, we are well set up for a standout close to 2025 and an exceptional 2026 where we’ll see the benefit of a full year of production from Media Luna. With Los Reyes now officially part of our expanded portfolio, we are ready to start the work of our next project outside of Morelos, moving yet another step closer to our goal of becoming a leading, diversified, Americas-focused, precious metals producer.”

THIRD QUARTER 2025 HIGHLIGHTS

•

Safety performance: The Company recorded no lost-time injuries during the quarter. As at September 30, 2025, the lost-time injury frequency (“LTIF”) for the Morelos Complex was 0.42 per million hours worked for both employees and contractors on a rolling 12-month basis.

•

Gold production: On a gold equivalent ounce (“oz AuEq”) basis, payable production for the quarter was 119,034 oz AuEq[2], including 95,058 oz Au, 485.2 thousand ounces of silver (“koz Ag”), and 14.0 million pounds of copper (“mlb Cu”) (YTD - 261,520 oz AuEq[2], 222,343 oz Au, 832.2 koz Ag, and 22.2 mlb Cu, respectively). At guidance metal prices, quarterly payable production was 124,503 oz AuEq[2] (YTD - 269,846 oz AuEq2). With strong production achieved in the third quarter and another strong quarter expected to close off the year, the Company continues to target the low end of annual payable production guidance of 400,000 to 450,000 oz AuEq2 at guidance metal prices.

•

Gold sold: The Company sold 118,082 oz AuEq[2] (YTD - 255,572 oz AuEq2) at a record quarterly average realized gold price[1] of $3,548 per oz (YTD - $3,272 per oz) or $3,536 per oz AuEq[2] (YTD - $3,289 per oz AuEq2), contributing to revenue of $416.4 million (YTD - $840.3 million).

•

All-in sustaining costs[1]: Quarterly all-in sustaining costs of $1,658 per oz AuEq sold[2] (YTD - $1,732 per oz AuEq sold2). Quarterly all-in sustaining costs margin[1] of $1,878 per oz AuEq sold[2] (YTD - $1,557 per oz AuEq sold2), implying an all-in sustaining costs margin1 of 53% (YTD - 47%). Cost of sales was $207.3 million or $1,756 per oz AuEq sold[2] in the quarter (YTD - $454.0 million or $1,776 per oz AuEq sold2). Costs on a gold equivalent basis were impacted by the higher gold market prices during the quarter. On a year-to-date basis, all-in sustaining costs were $1,602 per oz AuEq sold[2] at guided metal prices, relative to guidance of $1,400 to $1,600 per oz AuEq sold[2]. Based on year-to-date results and assuming guidance metal prices, the Company expects all-in sustaining costs to be at the upper end of the guided range for the year.

•

Net income and adjusted net earnings[1]: Reported net income of $114.4 million or earnings of $1.33 per share on a basic basis and $1.31 per share on a diluted basis (YTD - $236.6 million or $2.75 per share on a basic basis and $2.71 per share on a diluted basis). Adjusted net earnings of $103.4 million or $1.20 per share on a basic basis and $1.18 per share on a diluted basis (YTD - $183.1 million or $2.13 per share on a basic basis and $2.10 per share on a diluted basis).

•	EBITDA[1] and adjusted EBITDA[1]: Generated EBITDA of $235.3 million (YTD - $437.5 million) and adjusted EBITDA of $239.3 million (YTD - $448.8 million).

•

Cash flow generation: Net cash generated from operating activities totalled $186.8 million (YTD - $244.7 million) and $204.0 million (YTD - $281.6 million) before changes in non-cash operating working capital. Net cash generated from operating activities (including changes in non-cash operating working capital) of $186.8 million (YTD - $244.7 million) including income taxes paid of $40.0 million (YTD - $166.8 million). Positive free cash flow[1] of $112.5 million (YTD - negative $58.3 million) is net of cash outlays for capital expenditures, lease payments, and interest, including borrowing costs capitalized.

•

Financial liquidity: The quarter closed with $289.0 million in available liquidity[1], including $107.1 million in cash and $181.9 million available on the $350.0 million credit facilities, net of borrowings of $155.0 million and letters of credit outstanding of $13.1 million.

•

Media Luna non-sustaining capital expenditures[1]: During the quarter, $26.2 million (YTD - $130.6 million) of non-sustaining capital expenditures were incurred following the declaration of commercial production on May 1, 2025 and primarily relate to construction of the paste plant and underground paste distribution system, tailings feed supply system, and underground material handling systems. Construction of the paste plant and paste distribution systems are now complete, and ramp-up well underway with paste delivered to the first stope in September.

•

EPO Underground Project: During the third quarter of 2025, $6.9 million (YTD - $15.4 million) of non-sustaining capital expenditures were incurred relating to EPO. Development of the main access ramp at EPO continued to track well and the EPO internal feasibility study continued to progress as the team finalized the mine design, mine sequence and integrated mine scheduling with Media Luna and the waste dump design.

•	Exploration and Drilling Activities: In October, the Company announced results from the ongoing drilling program at ELG Underground3. Drilling results continue to support the program’s primary objective to increase resource inventory and replace mined reserves to support the Company’s overall objective of maintaining production above 450,000 oz AuEq per year beyond 2030 (based on reserve metal pricing). The program remains focused on identifying high-grade mineralization extensions along the El Limón Sur, El Limón Deep, El Limón West, and Sub-Sill trends. Drilling results presented in the October release focused on the success along the El Limón Sur and Sub-Sill trends.

•

Executing on the strategy of creating a diversified, Americas-focused precious metals producer: The acquisitions of Reyna Silver Corp. (“Reyna Silver”) and Prime Mining Corp. (“Prime Mining”) enhance medium and long-term growth potential:

•

Reyna Silver: In August, the Company completed the acquisition of Reyna Silver[4] for total cash consideration of $27.4 million. The acquisition provides Torex with 100% ownership in two exciting exploration properties in Chihuahua, Mexico (Batopilas and Guigui), as well as potential exposure to two highly prospective properties in Nevada (Gryphon and Medicine Springs) via option agreements.

•

Prime Mining: On July 28, the Company announced[5] that it had entered into a definitive agreement to acquire all of the issued and outstanding common shares of Prime Mining (the “Prime Mining Shares”) (TSX: PRYM) (OTCQX: PRMNF) (Frankfurt: O4V3) pursuant to a plan of arrangement at an exchange ratio of 0.060 of a Torex common share (a “Torex Share”) per each Prime Mining Share. Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), the Company completed the acquisition of all of the issued and outstanding Prime Mining Shares on October 22, 2025, in which Prime Mining shareholders received 0.060 of a Torex Share for each Prime Mining Share held (the “Exchange Ratio”). As a result of the transaction, Torex issued approximately 10.2 million Torex Shares and settled certain related tax obligations which implies an equity value for Prime Mining of $426.5 million (C$598.0 million), based on Torex’ share price at the time of closing. Post the transaction, Prime Mining shareholders own approximately 10.6% of Torex. As a result of the transaction, Torex acquired a 100% interest in the Los Reyes Project, an advanced-stage development project located in Sinaloa, Mexico.

•

Return of Capital to Shareholders: The Company announced an initial return of capital program consisting of an inaugural quarterly dividend of C$0.15 per Torex Share and discretionary share repurchases through the Company’s normal course issuer bid (“NCIB”).

•

Inaugural Dividend: As a result of the Company returning to positive cash flow generation following the completion and successful ramp up of the Media Luna Project, the Company’s Board of Directors approved an inaugural quarterly dividend of C$0.15 per Torex Share payable on December 4, 2025 to shareholders of record as at the close of business on November 20, 2025.

•

Share Repurchases: In the third quarter of 2025, the Company repurchased 239,204 Torex Shares for $7.2 million (C$10.0 million) at an average price per share of $30.20 (C$41.79) under its NCIB. Under the NCIB, the Company is authorized to purchase up to 7,116,777 of Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. The Company intends to seek approval from the TSX to renew the NCIB for another year on substantially the same terms.

•

TSX30 Ranking for 2025[6]: In September, the Company was recognized as a top performer by the Toronto Stock Exchange (“TSX”) having been named to the TSX30, which is based on share price performance, adjusted for dividends, over the three-year period ending June 30, 2025. Out of the 30 companies recognized, Torex ranked 14th with a total return of 347%.

1.

These measures are non-GAAPfinancial measures (“Non-GAAPMeasures”) which are not standardized financial measures under IFRS, the framework used to prepare the financial statements of the Company, and might not be comparable to similar financial measures used by other companies. For a detailed reconciliation of each Non-GAAPMeasure to its most directly comparable measure in accordance with the IFRS, see Tables 2 to 11 of this press release. For additional information on these Non-GAAPMeasures, please refer to the Company’s MD&A for the three and nine months ended September 30, 2025, dated November 4, 2025, which is incorporated by reference into this news release. The MD&A and the Company’s unaudited condensed consolidated interimfinancial statements and related notes for the three and nine months ended September 30, 2025, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the nine months ended September 30, 2025, market prices averaged $3,201/oz gold, $35.05/oz silver, and $4.33/lb copper. Guidance for 2025 assumed metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper.

3.

For more information on ELG Underground drilling results, see the Company’s news release titled “Torex Gold Reports Latest Results from Drilling Programat ELG Underground” issued on October 6, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

4.

For more information on the acquisition of Reyna Silver, see the Company’s news releases titled “Torex Gold Announces Acquisition of Reyna Silver” issued on June 23, 2025, and “Torex Gold Announces Completion of Reyna Silver Acquisition” issued on August 20, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5.

For more information on the acquisition of Prime Mining, see the Company’s news releases titled “Torex Gold to Acquire Prime Mining” issued on July 28, 2025, “Torex Gold Announces Completion of Prime Mining Acquisition” issued on October 22, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

6.

For more information on the TSX30 Ranking, see the Company’s news release titled “Torex Gold Achieves TSX30 Ranking for 2025” issued on September 9, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

CONFERENCE CALL AND WEBCAST DETAILS

The Company will host a conference call tomorrow at 9:00 AM (ET) where senior management will discuss the third quarter operating and financial results. For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

•	Toronto local or International: 1-647-846-8914

•	Toll-Free (North America): 1-833-752-3842

A live webcast and replay of the conference call will be available on the Company’s website at https://torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website.

Table 1: Operating and Financial Highlights

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Safety
Lost-time injury frequency[1]	/million hours	0.42	0.46	0.28	0.42	0.28
Total recordable injury frequency[1]	/million hours	0.99	1.00	1.46	0.99	1.46
Operating Results - Gold Equivalent basis
Gold equivalent payable produced[2]	oz AuEq	119,034	82,856	122,307	261,520	355,448
Gold equivalent sold[2]	oz AuEq	118,082	76,922	125,414	255,572	355,410
Total cash costs[2],[3]	$/oz AuEq	1,297	1,606	969	1,324	984
All-in sustaining costs[2,3]	$/oz AuEq	1,658	2,103	1,139	1,732	1,205
Average realized gold price[2,3]	$/oz AuEq	3,536	3,299	2,313	3,289	2,181
Financial Results
Revenue		$416.4	253.9	313.7	840.3	820.5
Cost of sales		$207.3	152.6	170.1	454.0	493.8
Earnings from mine operations		$209.1	101.3	143.6	386.3	326.7
Net income		$114.4	83.2	29.2	236.6	74.2
Per share - Basic	$/share	1.33	0.97	0.34	2.75	0.86

Per share - Diluted	$/share	1.31	0.95	0.34	2.71	0.86
Adjusted net earnings[3]		$103.4	43.8	65.5	183.1	153.8
Per share - Basic[3]	$/share	1.20	0.51	0.76	2.13	1.79
Per share - Diluted[3]	$/share	1.18	0.50	0.75	2.10	1.77
EBITDA[3]		$235.3	114.1	155.3	437.5	376.6
Adjusted EBITDA[3]		$239.3	117.7	152.4	448.8	386.8
Cost of sales - gold equivalent basis	$/oz AuEq	1,756	1,984	1,356	1,776	1,389
Net cash generated from operating activities		$186.8	67.8	149.5	244.7	326.7
Net cash generated from operating activities before changesin non-cash operating working capital		$204.0	95.3	137.6	281.6	322.6
Free cash flow[3]		$112.5	(37.5)	2.5	(58.3)	(116.2)
Cash and cash equivalents		$107.1	103.0	114.5	107.1	114.5
Debt, net of deferred finance charges		$152.4	227.2	57.7	152.4	57.7
Lease-related obligations		$100.0	98.9	69.4	100.0	69.4
Net debt[3]		$(147.9)	(225.9)	(14.9)	(147.9)	(14.9)
Available liquidity[3]		$289.0	209.1	346.6	289.0	346.6

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three and nine months ended September 30, 2025, dated November 4, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt and available liquidity are non-GAAPfinancial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable measure in accordance with the IFRS as issued by the International Accounting Standards Board see Tables 2 to 11 of this press release. For additional information on these Non-GAAPMeasures, please refer to the Company’s MD&A for the three and nine months ended September 30, 2025, dated November 4, 2025. The MD&A and the Company’s the Company’s unaudited condensed consolidated interimfinancial statements and related notes for the three and nine months ended September 30, 2025, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 2: Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Gold sold	oz	94,626	63,493	122,130	217,875	347,285
Total cash costs per oz sold
Production costs		$140.0	115.1	112.9	311.3	326.7
Royalties		$13.6	8.6	8.6	28.2	23.0
Less: Silver sales[1]		$(20.0)	(10.2)	(2.2)	(31.3)	(5.3)
Less: Copper sales[1]		$(61.8)	(33.4)	(6.2)	(96.4)	(13.7)
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—
Less: Realized gain on foreign currency contracts		$(2.8)	(1.4)	—	(4.6)	—
Total cash costs		$71.4	79.9	113.1	210.8	330.7
Total cash costs per oz sold	$/oz	755	1,258	926	968	952
All-in sustaining costs per oz sold
Total cash costs		$71.4	79.9	113.1	210.8	330.7
General and administrative costs[2]		$9.2	7.8	8.8	25.7	24.1
Reclamation and remediation costs		$1.3	1.1	1.0	3.4	3.5
Sustaining capital expenditure		$32.1	29.4	11.6	75.1	51.0
Total all-in sustaining costs		$114.0	118.2	134.5	315.0	409.3
Total all-in sustaining costs per oz sold	$/oz	1,205	1,862	1,101	1,446	1,179
Gold equivalent sold[3]	oz AuEq	118,082	76,922	125,414	255,572	355,410
Total cash costs per oz AuEq sold
Production costs		$140.0	115.1	112.9	311.3	326.7
Royalties		$13.6	8.6	8.6	28.2	23.0
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—
Less: Realized gain on foreign currency contracts		$(2.8)	(1.4)	—	(4.6)	—
Total cash costs		$153.2	123.5	121.5	338.5	349.7

Total cash costs per oz AuEq sold[3]	$/oz AuEq	1,297	1,606	969	1,324	984
All-in sustaining costs per oz AuEq sold
Total cash costs		$153.2	123.5	121.5	338.5	349.7
General and administrative costs[2]		$9.2	7.8	8.8	25.7	24.1
Reclamation and remediation costs		$1.3	1.1	1.0	3.4	3.5
Sustaining capital expenditure		$32.1	29.4	11.6	75.1	51.0
Total all-in sustaining costs		$195.8	161.8	142.9	442.7	428.3
Total all-in sustaining costs per oz AuEq sold[3]	$/oz AuEq	1,658	2,103	1,139	1,732	1,205

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

This amount excludes a loss of $10.7 million, loss of $6.2 million and loss of $3.9 million for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, and a loss of $24.5 million and loss of $8.9 million for the nine months ended September 30, 2025 and September 30, 2024, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $0.1 million, $nil and $nil for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, $0.2 million and $0.1 million for the nine months ended September 30, 2025 and September 30, 2024, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.0 million or $21/oz ($17/oz AuEq) for the three months ended September 30, 2025, $1.8 million or $28/oz ($23/oz AuEq) for the three months ended June 30, 2025, $1.6 million or $13/oz ($13/oz AuEq) for the three months ended September 30, 2024, $6.1 million or $28/oz ($24/oz AuEq) for the nine months ended September 30, 2025 and $5.5 million or $16/oz ($15/oz AuEq) for the nine months ended September 30, 2024. This amount excludes other expenses totalling $nil, $nil and $2.4 million for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, and $nil and $5.7 million for the nine months ended September 30, 2025 and September 30, 2024, respectively.

3.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three and nine months ended September 30, 2025, dated November 4, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 3: Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

	Three Months Ended			Nine Months Ended
In millions of U.S. dollars	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Sustaining[1]	$32.1	29.4	11.6	75.1	49.6
Capitalized Stripping (Sustaining)	$—	—	—	—	1.4
Total Sustaining	$32.1	29.4	11.6	75.1	51.0
Non-sustaining
Media Luna Project[2],[3]	$26.2	48.9	113.9	130.6	348.5
EPO Project	$6.9	4.5	—	15.4	—
Media Luna Cluster Drilling and Other	$5.7	1.9	4.4	7.8	7.6
Working Capital Changes and Other	$(10.0)	16.1	14.4	56.3	18.8
Capital expenditures[4]	$60.9	100.8	144.3	285.2	425.9

1.

Sustaining capital expenditures includes lease payments (principal and interest) of $7.1 million, $4.8 million and $1.0 million for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, and $12.7 million and $2.8 million for the nine months ended September 30, 2025 and September 30, 2024, respectively.

2.

Non-sustaining capital expenditures includes lease payments (principal and interest) of $nil, $1.1 million and $1.4 million for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, and $5.1 million and $2.9 million for the nine months ended September 30, 2025 and September 30, 2024, respectively.

3.

This amount includes a realized gain (or an increase in the capitalized expenditures) of $nil, $nil and gain of $0.1 million for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, and $nil and gain of $1.4 million for the nine months ended September 30, 2025 and September 30, 2024, respectively, in relation to the settlement of foreign exchange zero cost collars that were entered into to manage the capital expenditure risk related to a further strengthening of the Mexican peso.

4.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Table 4: Reconciliation of Average Realized Gold Price and Total Cash Costs Margin to Revenue

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Gold sold	oz	94,626	63,493	122,130	217,875	347,285
Revenue		$416.4	253.9	313.7	840.3	820.5
Less: Silver sales[1]		$(20.0)	(10.2)	(2.2)	(31.3)	(5.3)
Less: Copper sales[1]		$(61.8)	(33.4)	(6.2)	(96.4)	(13.7)
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(22.8)	(3.4)	(44.2)
Total proceeds		$335.7	210.2	282.5	712.8	757.3
Average realized gold price	$/oz	3,548	3,311	2,313	3,272	2,181
Less: Total cash costs	$/oz	755	1,258	926	968	952
Total cash costs margin	$/oz	2,793	2,053	1,387	2,304	1,229
Total cash costs margin	%	79	62	60	70	56
Gold equivalent sold[2]	oz AuEq	118,082	76,922	125,414	255,572	355,410
Revenue		$416.4	253.9	313.7	840.3	820.5
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(22.8)	(3.4)	(44.2)
Total proceeds		$417.5	253.8	290.9	840.5	776.3
Average realized gold price	$/oz AuEq	3,536	3,299	2,313	3,289	2,181
Less: Total cash costs[2]	$/oz AuEq	1,297	1,606	969	1,324	984
Total cash costs margin[2]	$/oz AuEq	2,239	1,693	1,344	1,965	1,197
Total cash costs margin	%	63	51	58	60	55

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three and nine months ended September 30, 2025, dated November 4, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 5: Reconciliation of All-in Sustaining Costs Margin to Revenue

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Gold sold	oz	94,626	63,493	122,130	217,875	347,285
Revenue		$416.4	253.9	313.7	840.3	820.5
Less: Silver sales[1]		$(20.0)	(10.2)	(2.2)	(31.3)	(5.3)
Less: Copper sales[1]		$(61.8)	(33.4)	(6.2)	(96.4)	(13.7)
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(22.8)	(3.4)	(44.2)
Less: All-in sustaining costs		$(114.0)	(118.2)	(134.5)	(315.0)	(409.3)
All-in sustaining costs margin		$221.7	92.0	148.0	397.8	348.0
Average realized gold price	$/oz	3,548	3,311	2,313	3,272	2,181
Total all-in sustaining costs margin	$/oz	2,343	1,449	1,212	1,826	1,002
Total all-in sustaining costs margin	%	66	44	52	56	46
Gold equivalent sold[2]	oz AuEq	118,082	76,922	125,414	255,572	355,410
Revenue		$416.4	253.9	313.7	840.3	820.5
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(22.8)	(3.4)	(44.2)

Less: All-in sustaining costs		$(195.8)	(161.8)	(142.9)	(442.7)	(428.3)
All-in sustaining costs margin		$221.7	92.0	148.0	397.8	348.0
Average realized gold price	$/oz AuEq	3,536	3,299	2,313	3,289	2,181
Total all-in sustaining costs margin[2]	$/oz AuEq	1,878	1,196	1,174	1,557	976
Total all-in sustaining costs margin	%	53	36	51	47	45

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the “Gold Equivalent Reporting” section of the Company’s MD&A for the three and nine months ended September 30, 2025, dated November 4, 2025 for the relevant average market prices by commodity, available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

Table 6: Reconciliation of Adjusted Net Earnings to Net Income

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Basic weighted average shares outstanding	shares	86,095,076	86,205,585	85,986,516	86,142,060	85,973,657
Diluted weighted average shares outstanding	shares	87,458,380	87,548,439	87,071,146	87,382,825	86,725,279
Net income		$114.4	83.2	29.2	236.6	74.2
Adjustments:
Unrealized foreign exchange (gain) loss		$(8.1)	2.4	(0.3)	(6.4)	1.6
Unrealized loss (gain) on derivative contracts		$1.4	(5.0)	(6.5)	(6.8)	(0.3)
Loss on remeasurement of share-based payments		$10.7	6.2	3.9	24.5	8.9
Derecognition of provisions for uncertain tax positions		$—	—	—	(9.2)	(12.1)
Tax effect of above adjustments		$2.0	0.8	2.1	4.0	(0.4)
Tax effect of currency translation on tax base		$(17.0)	(43.8)	37.1	(59.6)	81.9
Adjusted net earnings		$103.4	43.8	65.5	183.1	153.8
Per share - Basic	$/share	1.20	0.51	0.76	2.13	1.79
Per share - Diluted	$/share	1.18	0.50	0.75	2.10	1.77

Table 7: Reconciliation of EBITDA and Adjusted EBITDA to Net Income

	Three Months Ended			Nine Months Ended
In millions of U.S. dollars	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Net income	$114.4	83.2	29.2	236.6	74.2
Finance costs (income), net	$7.2	5.2	(0.3)	15.0	(3.0)
Depreciation and amortization[1]	$53.9	28.9	48.6	114.8	144.3
Current income tax expense	$94.5	34.6	55.4	135.1	106.7
Deferred income tax (recovery) expense	$(34.7)	(37.8)	22.4	(64.0)	54.4
EBITDA	$235.3	114.1	155.3	437.5	376.6
Adjustments:
Unrealized loss (gain) on derivative contracts	$1.4	(5.0)	(6.5)	(6.8)	(0.3)
Unrealized foreign exchange (gain) loss	$(8.1)	2.4	(0.3)	(6.4)	1.6
Loss on remeasurement of share-based payments	$10.7	6.2	3.9	24.5	8.9
Adjusted EBITDA	$239.3	117.7	152.4	448.8	386.8

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Table 8: Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

	Three Months Ended			Nine Months Ended
In millions of U.S. dollars	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Net cash generated from operating activities	$186.8	67.8	149.5	244.7	326.7
Less:
Additionsto property, plant and equipment[1]	$(60.9)	(100.8)	(144.3)	(285.2)	(425.9)
Value-added tax receivables, net[2]	$(0.8)	6.3	3.2	13.1	(4.1)
Lease payments	$(4.8)	(3.9)	(2.5)	(12.1)	(5.7)
Interest and other borrowing costs paid[3]	$(7.8)	(6.9)	(3.4)	(18.8)	(7.2)
Free cash flow	$112.5	(37.5)	2.5	(58.3)	(116.2)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Included in investing activities as reported on the Condensed Consolidated InterimStatements of Cash Flows
3.	Including borrowing costs capitalized to property, plant and equipment.

Table 9: Reconciliation of Net Debt to Cash and Cash Equivalents

In millions of U.S. dollars	Sep 30, 2025	Jun 30, 2025	Dec 31, 2024	Sep 30, 2024
Cash and cash equivalents	$107.1	103.0	110.2	114.5
Less:
Debt	$(152.4)	(227.2)	(62.9)	(57.7)
Lease-related obligations	$(100.0)	(98.9)	(78.3)	(69.4)
Deferred finance charges	$(2.6)	(2.8)	(2.1)	(2.3)
Net debt	$(147.9)	(225.9)	(33.1)	(14.9)

Table 10: Reconciliation of Available Liquidity to Cash and Cash Equivalents

In millions of U.S. dollars	Sep 30, 2025	Jun 30, 2025	Dec 31, 2024	Sep 30, 2024
Cash and cash equivalents	$107.1	103.0	110.2	114.5
Add: Available credit of the Debt Facility	$181.9	106.1	221.3	232.1
Available liquidity	$289.0	209.1	331.5	346.6

Table 11: Reconciliation of Unit Cost Measures to Production Costs

	Three Months Ended						Nine Months Ended
In millions of U.S. dollars, unless otherwise noted	Sep 30, 2025		Jun 30, 2025		Sep 30, 2024		Sep 30, 2025		Sep 30, 2024
Gold sold (oz AuEq)	118,082		76,922		125,414		255,572		355,410
Gold sold (oz)	94,626		63,493		122,130		217,875		347,285
Tonnes mined - ELG open pit (kt)	251		1,042		5,838		1,965		23,488
Tonnes mined - ELG underground (kt)	272		254		196		713		559
Tonnes mined - Media Luna underground (kt)[1]	566		289		72		855		120
Tonnesprocessed (kt)	1,040		809		1,186		2,553		3,582
Total cash costs:
Total cash costs ($) - gold equivalent basis	153.2		123.5		121.5		338.5		349.7
Total cash costs per oz AuEq sold ($)	1,297		1,606		969		1,324		984
Total cash costs ($) - gold only basis	71.4		79.9		113.1		210.8		330.7
Total cash costs per oz sold ($)	755		1,258		926		968		952
Breakdown of production costs	$	$/t	$	$/t	$	$/t	$	$/t	$	$/t
Mining - ELG open pit	2.2	8.75	7.9	7.61	25.2	4.32	16.1	8.19	88.7	3.78
Mining - ELG underground	21.0	77.17	17.9	70.34	18.3	93.21	53.9	75.63	48.9	87.49
Mining - Media Luna underground[1]	25.4	44.88	12.7	43.95	—	—	38.1	44.56	—	—

Processing	45.3	43.56	39.0	48.31	48.7	41.13	109.5	42.88	137.2	38.31
Site support	23.9	22.98	19.3	23.80	14.3	12.06	51.3	20.09	43.0	12.00
Mexican profit sharing (PTU)	7.7	7.40	7.2	8.90	5.0	4.22	17.0	6.66	14.5	4.05
Capitalized stripping	—		—		—		—		(1.4)
Inventory movement	7.4		4.8		0.6		10.7		(6.2)
Other	7.1		6.3		0.8		14.7		2.0
Production costs	140.0		115.1		112.9		311.3		326.7

1.	Media Luna underground tonnes mined and mining costs for 2025 are reported post the declaration of commercial production on May 1, 2025.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company also owns the advanced stage Los Reyes gold-silver project in Sinaloa, Mexico and recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSONS

The technical and scientific information in this press release pertaining to metal production has been reviewed and approved by Miguel Pimentel Casafranca, P.Eng., Vice President, Metallurgy and Process Engineering of the Company, who is a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“ NI 43-101”).

The technical and scientific information in this press release pertaining to production guidance has been reviewed and approved by David Stefanuto, P.Eng., Executive Vice President, Technical Services and Capital Project of the Company, who is a qualified person under NI 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information also includes, but is not limited to, information with respect to the forward value-generating potential of Morelos; timing of production at EPO; plans to execute share buybacks opportunistically; 2025 production and cost guidance including expectations for the fourth quarter and plans to optimize costs and drive efficiencies; future project work at Los Reyes; exploration and drilling objectives; medium and long-term growth potential resulting from the acquisitions of Reyna Silver and Prime Mining; the Company’s intention to seek approval from the TSX to renew the NCIB for another year on substantially the same terms; and seeking of opportunities to acquire assets that enable diversification and deliver value to shareholders. Forward-Looking Information also includes the Company’s key strategic objectives to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. Generally, Forward-Looking Information and statements can be identified by the use of forward-looking terminology such as “forecast,” “plans,” “expects,” or “does not expect,” “is expected,” “strategic,” “to be” or variations of such words and phrases or statements that certain actions, events or results “will”, “may,” “could,” “would,” “might,” “on track,”, or “well positioned to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life Of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, and the Company’s annual information form(“AIF”) for the year ended December 31, 2024 and management’s discussion and analysis (“MD&A”) for the three and nine months ended September 30, 2025 or other unknown but potentially significant impacts. Forward-Looking Information and statements are based on the assumptions discussed in the Technical Report, AIF and MD&A and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made, including without limitation, that political and legal developments will be consistent with current expectations. Although the company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, MD&A and AIF are filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

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